# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AIR Global PLC, CIK 0002097725
CUSIP: G0180Y100
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Festival Office Tower, Dubai, Festival City, 7th Floor, Office No. 700, Dubai, United Arab Emirates (C0), 0000
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001853406

## Reporting persons
- Kingsway Fund Frontier Consumer Franchises: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 46,876,625; sole dispositive power 0; shared dispositive power 46,876,625; aggregate amount beneficially owned 46,876,625 (29.2% of the class)
- Kingsway FCF Overflow SPC - Segregated Portfolio One: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 30,921,786; sole dispositive power 0; shared dispositive power 30,921,786; aggregate amount beneficially owned 30,921,786 (19.3% of the class)
- Kingsway FCF Overflow SPC - Segregated Portfolio Two: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,567,069; sole dispositive power 0; shared dispositive power 2,567,069; aggregate amount beneficially owned 2,567,069 (1.6% of the class)
- Kingsway FCF Overflow SPC - Segregated Portfolio Five: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 6,064,204; sole dispositive power 0; shared dispositive power 6,064,204; aggregate amount beneficially owned 6,064,204 (3.8% of the class)
- Kingsway FCF Overflow SPC - Segregated Portfolio Six: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 10,974,695; sole dispositive power 0; shared dispositive power 10,974,695; aggregate amount beneficially owned 10,974,695 (6.8% of the class)
- Kingsway Capital Partners Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 97,404,379; sole dispositive power 0; shared dispositive power 97,404,379; aggregate amount beneficially owned 97,404,379 (60.7% of the class)
- Manuel Stotz: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 97,404,379; sole dispositive power 0; shared dispositive power 97,404,379; aggregate amount beneficially owned 97,404,379 (60.7% of the class)

## Item 1. Issuer
Name of issuer: AIR Global PLC
Address of issuer's principal executive offices: Festival Office Tower, Dubai Festival City, 7th Floor, Office No. 700, Dubai, United Arab Emirates

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Kingsway Fund Frontier Consumer Franchises
Kingsway FCF Overflow SPC - Segregated Portfolio One
Kingsway FCF Overflow SPC - Segregated Portfolio Two
Kingsway FCF Overflow SPC - Segregated Portfolio Five
Kingsway FCF Overflow SPC - Segregated Portfolio Six
Kingsway Capital Partners Limited
Manuel Stotz
Address of principal business office or, if none, residence:
The business address of Kingsway Fund Frontier Consumer Franchises is 15 Avenue J.F. Kennedy, L-1855 Luxembourg.

The business address of Kingsway FCF Overflow SPC - Segregated Portfolio One, Kingsway FCF Overflow SPC - Segregated Portfolio Two, Kingsway FCF Overflow SPC - Segregated Portfolio Five, and Kingsway FCF Overflow SPC - Segregated Portfolio Six is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The business address of Kingsway Capital Partners Limited and Manuel Stotz is 9th Floor Smithson Tower, 25 St James's Street, London, SW1A 1HA, United Kingdom.
Citizenship: Kingsway Fund Frontier Consumer Franchises is organized under the laws of Luxembourg. Kingsway FCF Overflow SPC - Segregated Portfolio One, Kingsway FCF Overflow SPC - Segregated Portfolio Two, Kingsway FCF Overflow SPC - Segregated Portfolio Five, and Kingsway FCF Overflow SPC - Segregated Portfolio Six are organized under the laws of the Cayman Islands. Kingsway Capital Partners Limited is organized under the laws of the United Kingdom. Mr. Stotz is a citizen of Germany.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of June 30, 2026, based upon 160,386,602 shares of Ordinary Shares outstanding as of May 15, 2026, as disclosed in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 21, 2026.

The Reporting Persons beneficially own (i) 46,876,625 Ordinary Shares held by Kingsway Fund Frontier Consumer Franchises, (ii) 30,921,786 Ordinary Shares held by Kingsway FCF Overflow SPC - Segregated Portfolio One, (iii) 2,567,069 Ordinary Shares held by Kingsway FCF Overflow SPC - Segregated Portfolio Two, (iv) 6,064,204 Ordinary Shares held by Kingsway FCF Overflow SPC - Segregated Portfolio Five, and (v) 10,974,695 Ordinary Shares held by Kingsway FCF Overflow SPC - Segregated Portfolio Six (collectively, the "Kingsway Entities"). Such Ordinary Shares include 4,638,302 earnout shares that are subject to redesignation, redemption or cancellation if certain vesting conditions are not met prior to the end of the five-year period following May 15, 2026. Kingsway Capital Partners Limited acts as the investment manager of each of the Kingsway Entities. Manuel Stotz, as Chief Executive Officer and control person of Kingsway Capital Partners Limited, has voting and investment control of the shares held by each of the Kingsway Entities. As such, Kingsway Capital Partners Limited and Mr. Stotz may be deemed to be the beneficial owners of such shares held by the Kingsway Entities.
Percent of class: The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.
Sole power to vote or to direct the vote: The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.
Shared power to vote or to direct the vote: The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.
Sole power to dispose or to direct the disposition: The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.
Shared power to dispose or to direct the disposition: The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Kingsway Fund Frontier Consumer Franchises: by Kingsway Capital Partners Limited, its investment manager, /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer (08/11/2026)
- Kingsway FCF Overflow SPC - Segregated Portfolio One: by Kingsway Capital Partners Limited, its investment manager, /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer (08/11/2026)
- Kingsway FCF Overflow SPC - Segregated Portfolio Two: by Kingsway Capital Partners Limited, its investment manager, /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer (08/11/2026)
- Kingsway FCF Overflow SPC - Segregated Portfolio Five: by Kingsway Capital Partners Limited, its investment manager, /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer (08/11/2026)
- Kingsway FCF Overflow SPC - Segregated Portfolio Six: by Kingsway Capital Partners Limited, its investment manager, /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer (08/11/2026)
- Kingsway Capital Partners Limited: by Kingsway Capital Partners Limited, its investment manager, /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer (08/11/2026)
- Manuel Stotz: /s/ Manuel Stotz, Manuel Stotz (08/11/2026)